FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer


                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                         For the month of February 2007
                                 26 February 2007

                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)


                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                    Form 20-F X            Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit

EXHIBIT NO.1    Press release of British Sky Broadcasting Group plc
                announcing 'Sky basic channels carriage' released on 26 February 2007



                       British Sky Broadcasting Group plc

                  Sky basic channels carriage on Virgin Media

As has been widely reported, Sky is currently in discussions with Virgin Media about the carriage of Sky basic channels(1).


The Company wishes that the Sky basic channels that Virgin Media currently carries, including Sky One, Sky Two, Sky Sports News and the award-winning Sky News, remain available to Virgin Media customers and has negotiated in good faith with Virgin Media and shown flexibility on price. More has been offered to Virgin Media than ever before, including HD services and new channels such as Sky Three and Sky Arts, the UK's only dedicated arts channel.


Sky has increased investment in its basic channels by 68% over the last five years to around GBP200m per annum and, as a consequence, the most watched pay TV programmes in cable households are on the Sky basic channels. We are simply seeking a fair price so that we can continue to provide the great shows and choice that Virgin Media customers value.


Despite the constructive approach adopted by Sky throughout these negotiations, the recent behaviour of Virgin Media appears at odds with a genuine desire to conclude a commercial agreement and at this time there exists the real possibility that agreement will not be reached before expiry of the current contract at midnight on 28th February, 2007.


Unlike the open satellite platform, Virgin Media's cable network is closed. The only way Sky's channels can be available to cable viewers is if Virgin Media chooses to carry them. As a consequence, Sky's basic channels would become unavailable to all Virgin Media customers for an indeterminate period of time.


Sky receives revenue in relation to the carriage of its basic channels on Virgin Media's cable network, both directly from Virgin Media in the form of monthly carriage fees and, indirectly, via advertising on those channels which are viewed within Virgin Media households. The Company estimates that the financial impact on Sky, were an agreement not to be concluded in relation to the remainder of the year to 30 June 2007, would be a reduction of GBP15 to GBP20 million of operating profit. This reflects the impact of lower wholesale carriage fees and lower advertising revenues. It does not include any of the future benefits or costs associated with accelerated customer growth should cable customers decide to switch to Sky. This would include subscriber acquisition costs and any revenues received either through on-going subscriptions or one-off installation and equipment costs.


Sky continues to be willing to negotiate with Virgin Media in good faith at any time.


Jeremy Darroch, CFO said:

"We are disappointed that Virgin Media appear to have walked away from negotiations. Sky offered more channels to Virgin Media than ever before. We have invested in developing our channel offering and sought a fair price which reflects that fact. With three days still to go before the deadline, we hope that Virgin Media will focus on getting a deal done rather than on their PR offensive."


For further information, please contact:


Analysts/Investors:

Andrew Griffith   Tel: 020 7705 3118
Robert Kingston   Tel: 020 7705 3726

E-mail: investor-relations@bskyb.com

Press:

Matthew Anderson  Tel: 020 7705 3267
Stephen Gaynor    Tel: 020 7705 3446

E-mail: corporate.communications@bskyb.com

Finsbury:

Alice Macandrew   Tel: 020 7251 3801

Notes

1. Virgin Media currently carries Sky One, Sky Two, Sky News, Sky Sports News, Sky Travel and Sky Travel Extra. In addition, Sky has offered carriage Sky Arts (formerly Artsworld), Sky Three, Sky Travel+1 and Sky Travel Shop.



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 26 February 2007               By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary